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15026583

SECURIT SSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 22 2015
WASH, D.C. 196 SECTION

SEC FILE NUMBER
8-67750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lebenthal & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue – 32nd Floor
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Collopy (212) 661-0939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Steven Collopy, affirm that, to the best of my knowledge and belief, the accompanying Consolidated Statement of Financial Condition pertaining to Lebenthal & Co., LLC and Subsidiary (the "Company") as of December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven E Collopy

Signature

Steven E. Collopy
Chief Financial Officer
Title

Subscribed and sworn
to before me

LEONARD SCHLANGEL
Notary Public, State of New York
No. 60-4798755
Qualified in Westchester County
Commission Expires Sept. 30, 2017

Lebenthal & Co., LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2014

Lebenthal & Co., LLC and Subsidiary
TABLE OF CONTENTS

This report contains (check all applicable boxes):

[x] Independent Auditor's Report.
[x] Facing Page.
[x] Consolidated Statement of Financial Condition.
[x] Footnotes
[ ] Consolidated Statement of Income.
[ ] Consolidated Statement of Changes in Members' Equity.
[ ] Consolidated Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included above) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ] Rule 15c3-3 Exemption Report.

Lebenthal & Co., LLC and Subsidiary
Index
December 31, 2014

Page(s)

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3–11

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lebenthal & Co. LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Lebenthal & Co. LLC and Subsidiary (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lebenthal & Co. LLC and Subsidiary at December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

May 21, 2015

Lebenthal & Co., LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	1,880,446
Due from clearing brokers		1,516,700
Due from related parties		1,528,890
Underwriting deals receivable, net		1,038,716
Loans to advisors		1,390,000
Prepaid and other assets		111,079
TOTAL ASSETS	$	7,465,831

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	297,359
Accrued commissions		1,017,855
Due to related parties		272,256
Subordinated borrowings		1,500,000
Total liabilities		3,087,470
Members' equity		4,378,361
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,465,831

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization and Nature of Business

Lebenthal & Co., LLC (the "Company") is a limited liability company and was formed under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services to its clients, primarily serving as an underwriter or agent in debt and equity securities offerings. The Company also facilitates transactions of securities on behalf of its clients and trades various products, such as corporate bonds, mutual funds, and municipal bonds for its own account. Additionally, the Company introduces retail transactions on behalf of Lebenthal Wealth Advisors, LLC ("LWA"), an affiliated company. The Company also introduces transactions on behalf of its advisory affiliate, Lebenthal Asset Management, LLC ("LAM").

The Company was a wholly owned subsidiary of Lebenthal Holdings, LLC (the "Parent") until December 31, 2013, at which time there was a reorganization of the ownership of the Company whereby a member of the Parent became a 51% direct owner of the Company and the Parent retained a 49% interest in the Company, collectively "the Members."

The Company introduces all of its customer transactions to clearing brokers, which clear such transactions on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) as all customer funds and securities are promptly transmitted to the clearing brokers.

2. Summary of Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial conditions includes the accounts of the Company and its wholly owned subsidiary, MuniAxis Lebenthal, LLC ("MuniAxis Lebenthal"). All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America ("US GAAP") requires management to make judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period.

Cash

The Company defines cash as short-term (three months or less), highly liquid deposits held in the ordinary course of business. Cash deposits are held in two financial institutions.

Fair Value Measurements
The Company utilizes various methods to measure the fair value of its financial instruments on a recurring basis. The Company's financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "*Fair Value Measurement,*" ("ASC 820").

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction occurs in a principal market.

ASC 820 defines "principal market" as the market with the greatest volume and level of activity for the asset or liability. If there is a principal market for the asset or liability being measured, the price in the market should be used to measure fair value even if there is a more advantageous price in a different market at the measurement date.

The three levels for which inputs are prioritized are, as follows:

- Level 1 - unadjusted quoted prices in active markets for identical financial instruments that the Company has the ability to access at the measurement date. "Active markets" are those in which transactions for the financial instrument take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 financial instruments are generally exchange-traded.

- Level 2 - observable inputs other than quoted prices included in Level 1 that are observable for the financial instrument, either directly or indirectly.

- Level 3 - unobservable inputs for the financial instrument, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the financial instrument, and would be based on the best information available and may include the Company's own data.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the financial instrument will be classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety.

Due from clearing brokers
Due from clearing brokers represents commissions, interest receivable, and deposits from the Company's two clearing brokers.

Underwriting income, net
Underwriting income, net includes underwriting income, net of syndicate expenses, arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. The Company recognizes revenue when the services for the transaction are determined to be completed. Underwriting income is initially recorded on the date that the deal commences and then adjusted retrospectively for any differences upon completion of the deal, which generally occurs within three months after the date that the deal commences. Syndicate expenses associated with each deal are recorded in the same manner as the corresponding underwriting income. The underwriting income is recorded net of these expenses.

Underwriting expenses that are deferred under the guidance in ASC 940, "*Financial Services – Broker Dealers*," are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Receivables from the Company's underwriting activities are recorded in Underwriting deals receivable, net in the Consolidated Statement of Financial Condition.

Brokerage income
The Company records transactions in securities and commission revenue and expense on a trade date basis. As an introducing broker-dealer, the Company earns commissions for retail transactions introduced on behalf of LWA and LAM. The Company also generates commission income from trading financial instruments in both client accounts and proprietary accounts.

Trading gains and losses are presented on a net basis.

Income taxes
As a limited liability company, the Company is not liable for U.S. federal income taxes, but rather income or loss is allocated to its Members; the Members are then liable for any income taxes.

The Company is subject to New York City Unincorporated Business Tax ("NYC UBT") for which it provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Loans to advisors
The Company accounts for loans to employees of affiliated entities in accordance with ASC 310, "*Receivables*." The loans are recorded by the Company at cost when the cash is loaned to the advisors. Any related fees and costs that are deferred are amortized over the duration of the loan. Interest income is recognized over the duration of the loans using the monthly short-term Applicable Federal Rates ("AFR") interest rate.

3. Recent Accounting Standard Updates

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, "*Income Taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a*

Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)," or ASU 2013-11. The amendments require an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the statement of financial condition as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in limited circumstances which are set forth in ASU 2013-11. The amendments in this update do not require new recurring disclosures. This new guidance was effective for fiscal years beginning after December 15, 2014 with early adoption permitted. The Company assessed the updates set forth in ASU 2013-11 and concluded that it did not have a material impact to the Company's Consolidated Statement of Financial Condition.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, "*Revenue from Contracts with Customers (Topic 606) Section A—Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40),*" or ASU 2014-09. The amendments in this update supersede the revenue recognition requirements in ASC Topic 605, "*Revenue Recognition,*" and most industry-specific guidance. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The FASB decided on April 1, 2015 to propose a one year deferral of the effective date for the amendment. Currently, this amendment is effective for annual periods beginning on or after December 15, 2017. If the proposal is approved, the effective date for non-public companies would be for annual reporting periods beginning after December 15, 2018. The Company is assessing the updates set forth in ASU 2014-09 and is still evaluating the effects that it will have on the Company's Consolidated Statement of Financial Condition.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, "*Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,*" or ASU 2014-15. The amendments require an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When management identifies conditions or events that raise substantial doubt about an entity's ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. Certain disclosures must be made by the entity if conditions or events raise substantial doubt about an entity's ability to continue as a going concern depending on whether the substantial doubt is alleviated or not as a result of consideration of management's plans. This new guidance is effective for annual periods beginning after December 15, 2016 with early adoption permitted. The Company is assessing the updates set forth in ASU 2014-15 and is still evaluating the effects that it will have on the Company's Consolidated Statement of Financial Condition.

4. Due from clearing brokers

Amounts classified as due from clearing brokers at December 31, 2014, consists of the following:

Commissions and fees due from clearing brokers	$1,366,700
Clearing deposits held at brokers	150,000
Due from clearing brokers	$1,516,700

5. Transactions with Related Parties

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide certain services.

The Company has an arrangement with its affiliated entities, LWA and LAM, in which it executes brokerage services for their advisory businesses. The affiliated entities also refer retail clients to the Company.

As of December 31, 2014, the Company had an aggregate receivable of $1,528,890 in Due from related parties. The Company had $616,740 due from LAM related to accounts held at a clearing broker. The remaining receivable was primarily related to intercompany transactions arising in the ordinary course of business which were owed from LAM and the Parent.

As of December 31, 2014, the Company had a payable of $272,256 in Due to related parties. The balance was primarily related to the $260,000 commission expense due to LWA, in addition to other intercompany transactions arising in the ordinary course of business which were owed to LWA.

On December 31, 2013, the Parent contributed $4,000,000 of capital to the Company. This contribution carries a cumulative preferred distribution to the Parent of 9% per annum of outstanding contributed capital.

As of December 31, 2014, the Company had loans due from employees of affiliated entities in the amount of $1,390,000. There were no deferred fees or costs associated with the loans.

Two loans of $500,000 each were provided to certain employees of affiliated entities. These loans are subordinate to loan agreements the employees have with Royal Bank of Canada. There is no term on the loans with the Company.

A third loan in the amount of $390,000 was provided to certain employees of affiliated entities in order to purchase the outstanding shares of their former company. The loan is to be repaid annually every March 30, starting in 2015, until the loan is paid in full on March 30, 2018.

The loans due from affiliated advisors approximate fair value and would be classified as Level 3 in the fair value hierarchy. As of December 31, 2014, the loans due from affiliated advisors bore interest at the monthly short-term AFR interest rate of 0.34% per annum. As of December 31, 2014, the Company recorded the interest receivable on the loans in Prepaid and other assets on its Consolidated Statement of Financial Condition.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2014, there is a deferred tax asset of $6,925. The deferred tax asset is predominantly comprised of net operating loss carryforwards and is included in Prepaid and other assets on the Consolidated Statement of Financial Condition.

In accordance with ASC 740, *"Income Taxes,"* if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is not more likely than not that a benefit will be realized for its deferred tax assets, and accordingly, a full valuation allowance of $6,925 has been recorded.

As of December 31, 2014, the Company determined that it has no uncertain tax positions, interest, or penalties, and accordingly, no additional disclosures are required. This determination will be subject to ongoing reevaluation as facts and circumstances require.

The Company would recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

7. Leases

During the fiscal year ended December 31, 2014, the Company had leases for office space in Los Angeles, California, and Chicago, Illinois. The lease in Los Angeles, California, expired on July 31, 2014 and was not renewed. The lease in Chicago, Illinois expires on February 28, 2015; as of December 31, 2014, the Company owes $6,846 in future rent expense through the completion date of the lease.

8. Concentrations

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company reviews the credit standing of each broker dealer, clearing organization and/or other counterparty with which it conducts business.

The Company introduces all of its customer transactions to two clearing brokers, which clear such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing brokers.

In addition, the Company has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

9. Employee Compensation and Benefits

Retirement Plan
Employees of the Company are eligible to participate in the Parent's 401(k) defined contribution plan. Contributions by the Company's employees are matched with cash contributions subject to certain limitations.

Health Care Benefits
Employees of the Company are eligible to participate in the Parent's health care plan.

10. Commitments and Contingencies

The Company is a co-borrower with the Parent in two U.S. Small Business Administration loans. The loans, $2,000,000 each or $4,000,000 in aggregate, are due in 2019 and 2020 and carry an interest rate equal to the prime lending rate plus 2.75%, or 6.00%, as of December 31, 2014. The loans are current with an aggregate balance outstanding of $2,392,936 at December 31, 2014.

In accordance with ASU 2013-04, "*Liabilities (Topic 405) —Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date*," the loans were recorded on the Parent's Consolidated Statement of Financial Condition as all of the funds were deposited with the Parent, are used solely by the Parent in its operations, and the Parent has the ability to pay off the loans. The Company does not have any intention to use any of the funds or to pay off the loans.

Under SEC Uniform Net Capital Rule 15c3-1, the Company has taken a net capital deduction for the entire $2,392,936 as it is a co-borrower on the loans.

11. Subordinated Loan

As of December 31, 2014, the Company had a subordinated loan of $1,500,000, which was entered into with Pershing LLC ("Pershing") on June 3, 2014. The subordinated loan was entered into under the Revolving Note and Cash Subordination Agreement (the "Revolver") between the Company and Pershing dated August 16, 2013, which allowed the Company to borrow an aggregate amount from Pershing not to exceed $1,500,000. The loan is to be paid by the Company in full on or before August 31, 2015. The Revolver was approved by FINRA which permitted the Company to include the subordinated debt as part of its computation of net capital under SEC Uniform Net Capital Rule 15c3-1.

The Revolver approximates fair value and is classified as Level 2 in the fair value hierarchy. As of December 31, 2014, the Revolver carried an interest at a rate equal to the prime lending rate plus 6.00%, or 9.25% per annum. As of December 31, 2014, the Company recorded accrued interest on the Revolver in Accrued expenses and other liabilities on its Consolidated Statement of Financial Condition.

12. Consolidated Entities with Impact to Capital

On September 19, 2014, the Company obtained a legal opinion from external counsel concluding that the Company may consolidate the assets and liabilities of MuniAxis Lebenthal, a wholly owned subsidiary, into a single computation in computing its net capital and aggregated indebtedness. As of December 31, 2014, the Company consolidated the net capital of MuniAxis Lebenthal, as part of its computation of net capital under SEC Uniform Net Capital Rule 15c3-1.

13. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing its net capital. Under this method of computing capital requirements, minimum net capital is required to be $250,000. At December 31, 2014, the Company had negative net capital of $293,223 which was $543,223 in deficit of its required capital of $250,000. The Company also had hindsight deficiencies at various points during the year.

The Company claims exemption under the provisions of SEC Uniform Net Capital Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing brokers, and promptly transmits all customer funds and securities to the clearing brokers.

14. Subsequent Events

Management of the Company has evaluated subsequent events through May 21, 2015, the date that the Company's Consolidated Statement of Financial Condition is available to be issued, and has determined that no events or transactions occurred after December 31, 2014 that would have a material impact on the Consolidated Statement of Financial Condition.